UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

RCM Technologies, Inc.

(Name of Issuer)

Common Stock, $.05 Par Value

(Title of Class of Securities)

749360400

(CUSIP Number)

Bradley Vizi

515 S. Figueroa Street, Suite 1100

Los Angeles, California 90071

(213) 225-5303

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS IRS Partnership No. 19, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 359,007 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 359,007 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,007 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5 hereof. The percentages of ownership figures set forth above and herein assumes that 12,753,704 shares of common stock, par value $0.05, of RCM Technologies, Inc. (the “Company”) were outstanding as of November 7, 2011, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2011.

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS The Leonetti/O’Connell Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 269,195 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 269,195 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,195 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS M2O, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 359,007 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 359,007 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,007 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, HC

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS The Michael F. O’Connell and Margo L. O’Connell Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 359,007 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 359,007 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 359,007 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS Michael O’Connell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 628,202 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 628,202 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,202 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS Stonnington Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Common Shares*
	8	SHARED VOTING POWER 0 Common Shares*
	9	SOLE DISPOSITIVE POWER 0 Common Shares*
	10	SHARED DISPOSITIVE POWER 628,202 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 628,202 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS Bradley Vizi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000 Common Shares*
	8	SHARED VOTING POWER 0 Common Shares*
	9	SOLE DISPOSITIVE POWER 1,000 Common Shares*
	10	SHARED DISPOSITIVE POWER 628,202 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,202 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

  SCHEDULE 13D

CUSIP No. 749360400

1	NAME OF REPORTING PERSONS Christopher Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,000 Common Shares*
	8	SHARED VOTING POWER 0 Common Shares*
	9	SOLE DISPOSITIVE POWER 22,000 Common Shares*
	10	SHARED DISPOSITIVE POWER 628,202 Common Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 650,202 Common Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☒*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1.	Security and Issuer.

The securities to which this statement relates are shares of Common Stock, $0.05 par value per share (“Common Shares”), of RCM Technologies, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 2500 McClellan Avenue, Suite 350, Pennsauken, New Jersey 08109-4613.

ITEM 2.	Identity and Background.

(a)-(c), (f).      The Reporting Persons are: (i) IRS Partnership No. 19, L.P., a Delaware limited partnership (“IRS 19”), (ii) The Leonetti/O’Connell Family Foundation, a Delaware non-profit corporation (the “Foundation”), (iii) M2O, Inc., a Delaware corporation (“M2O”), (iv) The Michael F. O’Connell and Margo L. O’Connell Revocable Trust (the “Trust”), (v) Michael O’Connell, an individual (“Mr. O’Connell”, collectively with IRS 19, the Foundation, M2O and the Trust, the “O’Connell Entities”), (vi) Stonnington Group, LLC, a California limited liability company (“Stonnington”), (vii) Christopher Kiper, an individual (“Mr. Kiper”) and (viii) Bradley Vizi, an individual (“Mr. Vizi”, and together with the O’Connell Entities, Stonnington and Mr. Kiper, the “Reporting Persons”).

The principal business of IRS 19 is making, holding and disposing of various investments. The principal business of the Foundation is promoting charitable purposes. The principal business of M2O is to serve as general partner of IRS 19 and other affiliated partnerships. The principal business of the Trust is to hold various investments. Mr. O’Connell’s principal employment is as the Chief Executive Officer and a Director of M2O, a Trustee of the Trust and the Secretary, Chief Financial Officer and a Director of the Foundation. The other Directors of M2O are Margo O’Connell (who is also a Trustee of the Trust and President and a Director of the Foundation), Michael-Kevin O’Connell (who is also a Managing Director of M2O), Cara Esposito (who is also a Director and Executive Director of the Foundation) and Caoilionn O’Connell (who is also a Vice President of M2O). Paul Werts is the Chief Financial Officer of M2O. All of the individuals listed above are citizens of the United States. The business address of the above individuals and the O’Connell Entities is 515 South Figueroa Street, Suite 1050, Los Angeles, California 90071.

The principal business of Stonnington is as an investment advisor. Nicholas Henry Stonnington is its Managing Member and Principal, Attila Soos is its Chief Financial Officer and Brian McGuigan is its President and Chief Compliance Officer. Nicholas Henry Stonnington is a citizen of the United States. Brian McGuigan is a citizen of the United Kingdom and South Africa. Attila Soos is a citizen of Canada. The business address of the above individuals and Stonnington is 515 South Figueroa Street, Suite 1100, Los Angeles, California 90071.

Mr. Kiper’s and Mr. Vizi’s principal employment is as Managing Directors of Legion Partners and portfolio managers of Stonnington. Mr. Kiper and Mr. Vizi are citizens of the United States, and their business address is 515 South Figueroa Street, Suite 1100, Los Angeles, California 90071.

Each Reporting Person has provided the information with respect to itself in this Schedule 13D and is responsible for the completeness and accuracy of the information concerning only itself and, subject to Rule 13d-1(k)(1)(ii) of the Securities Exchange Act of 1934, not for any other Reporting Person.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by IRS 19 to purchase the 359,007 Common Shares reported herein was $1,800,988. All of such funds were derived from working capital of IRS 19.

The total amount of funds used by the Foundation to purchase the 269,195 Common Shares reported herein was $1,362,981. All of such funds were derived from working capital of the Foundation.

The total amount of funds used by Mr. Kiper to purchase the 22,000 Common Shares reported herein was $126,693.72. All of such funds were derived from his personal funds.

The total amount of funds used by Mr. Vizi to purchase the 1,000 Common Shares reported herein was $4,478.64. All of such funds were derived from his personal funds.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Shares for investment purposes. The Reporting Persons intend to engage in discussions relating to options for enhancing shareholder value and other matters relating to the business and affairs of the Company, including with members of the Company’s management and board of directors, other shareholders and third parties. These discussions may include engaging with the Company on a review of its strategic activities, assessment of its organization, management of its balance sheet, the pursuit of other corporate transactions and board representation. In addition, such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may choose not to engage or to cease discussions at any time.

The Reporting Persons will continue to review their investment in the Company. Depending upon such reviews and other factors that the Reporting Persons deem relevant to an investment in the Company, such as the market and general economic conditions, the business affairs and financial conditions of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, the Reporting Persons may, at any time and from time to time, acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or sell some or all of the securities it now holds or hereafter acquires.

Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Statement.

ITEM 5.	Interests in Securities of the Issuer.

(a) The general partner of IRS 19 is M2O, the Trust is the sole voting shareholder of M2O and Mr. O’Connell controls all investment decisions with respect to the Trust; and by virtue of such relationships, IRS 19, M2O, the Trust and Mr. O’Connell may be deemed to have the shared voting and dispositive power over the Common Shares owned by IRS 19. The investment decisions of the Foundation are also controlled by Mr. O’Connell; and by virtue of such relationship, the Foundation and Mr. O’Connell may be deemed to have shared voting and dispositive power over the shares owned by the Foundation. As a result of the foregoing described relationships, each of the O’Connell Entities may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the others. IRS 19, M2O and the Trust disclaims beneficial ownership of the Common Shares owned by the Foundation. The Foundation disclaims beneficial ownership of the Common Shares owned by IRS 19.

IRS 19 and the Foundation have each entered into an investment advisory agreement with Stonnington, pursuant to which Mr. Kiper and Mr. Vizi on behalf of Stonnington, exclusively manages IRS 19’s and the Foundation’s investment in Common Shares and has certain discretion to purchase or sell Common Shares but does not have any right to vote the Common Shares. As a result, Stonnington, Mr. Kiper and Mr. Vizi may be deemed to have shared dispositive power with respect to the Common Shares held by IRS 19 and the Foundation; and each of the Reporting Persons may be deemed members of a group and may be deemed to beneficially own for purposes of Section 13(d) the shares beneficially owned for such purposes by the others. The O’Connell Entities disclaim beneficial ownership of the Common Shares held by the other Reporting Persons. Stonnington, Mr. Kiper and Mr. Vizi each disclaims beneficial ownership of the Common Shares held by each other.

Accordingly, for each Reporting Person, see Row 11 on the cover pages hereto for the aggregate number of shares beneficially owned and Row 13 on the cover pages hereto for the percentage of outstanding shares of Common Shares beneficially owned.

As of January 19, 2012, IRS 19, the Foundation, Mr. Kiper and Mr. Vizi owned on an aggregate basis 651,202 Common Shares, representing approximately 5.1% of the outstanding Common Shares.

(b) See Item 5(a) and, with respect to each Reporting Person, Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c) During the last 60 days, IRS 19 and the Foundation effected transactions with respect to the Common Shares on such dates, in such amounts and at such per share prices as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by reference. All such transactions were effected in the open market.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

IRS 19 and Foundation have each entered into an investment advisory agreement with Stonnington, pursuant to which Stonnington is managing IRS 19’s and the Foundation’s investment in the Company. Pursuant to the investment advisory agreements, Stonnington is entitled to receive a performance-based fee with respect to such investment of 20% of the gain on net investment profits above 10%. Stonnington is also entitled to a management fee. Mr. Kiper’s and Mr. Vizi’s compensation is related to such fees. A copy of the form of investment advisory agreement is filed as Exhibit 2 and incorporated herein by reference. See also Item 5(a).

ITEM 7.	Material to be Filed as Exhibits.

Document

Exhibit 1	—	Schedule of Transactions

Exhibit 2	—	Form of Investment Advisory Agreement, effective October 28, 2011, with Stonnington Group, LLC

Exhibit 3	—	Joint Filing Agreement, dated January 19, 2012, IRS Partnership No. 19, L.P., The Leonetti/O’Connell Family Foundation, M2O, Inc., The Michael F. O’Connell and Margo L. O’Connell Revocable Trust, Michael O’Connell, Stonnington Group, LLC, Christopher Kiper and Bradley Vizi.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2012

IRS PARTNERSHIP NO. 19, L.P.

By:	M2O, Inc., its General Partner

By:	/s/ Michael O’Connell
Name: Michael O’Connell
Title: Chief Executive Officer

THE LEONETTI/O’CONNELL FAMILY FOUNDATION

By:	/s/ Michael O’Connell
Name: Michael O’Connell
Title: Secretary, Chief Financial Officer and Director

M2O, INC.

By:	/s/ Michael O’Connell
Name: Michael O’Connell
Title: Chief Executive Officer

THE MICHAEL F. O’CONNELL AND MARGO L. O’CONNELL REVOCABLE TRUST

By:	/s/ Michael O’Connell
Name: Michael O’Connell
Title: Trustee

/s/ Michael O’Connell
Name: Michael O’Connell

STONNINGTON GROUP, LLC

By:	/s/ Nicholas Stonnington
Name: Nicholas Stonnington
Title: Managing Member and Principal

/s/ Christopher Kiper
Name: Christopher Kiper

/s/ Bradley Vizi
Name: Bradley Vizi

Exhibit Index

Document

Exhibit 1	—	Schedule of Transactions

Exhibit 2	—	Form of Investment Advisory Agreement, effective October 28, 2011, with Stonnington Group, LLC

Exhibit 3	—	Joint Filing Agreement, dated January 19, 2012, IRS Partnership No. 19, L.P., The Leonetti/O’Connell Family Foundation, M2O, Inc., The Michael F. O’Connell and Margo L. O’Connell Revocable Trust, Michael O’Connell, Stonnington Group, LLC, Christopher Kiper and Bradley Vizi.